

Mail Stop 4720

June 20, 2017

Vincent J. Calabrese, Jr.
Chief Financial Officer
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, PA 15212

> **Re:** **F.N.B. Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 10-Q for the Quarterly Period Ended March 31, 2017**
> **Filed May 8, 2017**
> **File No. 001-31940**

Dear Mr. Calabrese:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 7. Management's Discussion and Results of Operations

Non-GAAP Financial Measures And Key Performance Indicators

Table 26 – Net Interest Margin, excluding purchase accounting impact, page 76

1. We note your disclosure of the non-GAAP measure, net interest margin, which excludes purchase accounting impact (FTE). The exclusion of this adjustment from your non-GAAP metric is not appropriate as it appears to represent a tailored accounting principle because it only excludes the effects of acquisition accounting, rather than adjustments

that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present this type of non-GAAP adjustment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3472 with any questions.

Sincerely,

/s/ Yolanda R. Trotter

Yolanda R. Trotter
Staff Accountant
Office of Financial Services